CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of May 2004

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [_]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [_] No {X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Industrias Bachoco, S.A. de C.V.
                                                          (Registrant)

      Date: May 6, 2004                        By /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------

{LOGO] Bachoco

www.bachoco.com.mx

IR Contacts:

In Mexico:
Cristobal Mondragon, CEO
Maria Appendini, IRO
Ph: 011 (52) 461-618-3555
Email:
maria.appendini@bachoco.net

In New York:
Isabel Vieira
Kevin Kirkeby
Global Consulting Group
Ph: (646) 284-9432
Email: ivieira@hfgcg.com

                         Bachoco Declares Cash Dividend

Celaya, Guanajuato, Mexico                                           May 4, 2004

Industrias  Bachoco S.A. de C.V.  ("Bachoco" or "the Company") (NYSE:  IBA; BMV:
Bachoco UBL), Mexico's leading producer and processor of poultry products, announced the approval in its Ordinary Annual Shareholders' Meeting held on April 28, 2004 at the Hotel Presidente Inter-Continental in Mexico City for the following payment of dividends:

I - A cash dividend  payment of Ps.  0.7974 per unit,  or the  equivalent of Ps.
0.3987 per share outstanding. Each unit is composed of one (1) series "B" share and one (1) series "L" share; one ADS represents six units. Therefore, each ADS will receive a dividend payment of Ps. 4.7844.

The dividend will be paid in three equal installments on the following dates:

- May 13th
- July 8th
- October7th

                                       ###

Company Description
Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third-largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units. Each unit consists of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

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Disclaimer
This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand,
industry  competition,   environmental  risks,  economic  and  financial  market
conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.
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